

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

<u>Via E-mail</u>
Mr. Anthony Rotondo, President, Chief Executive Officer and Director
First Surgical Partners, Inc.
411 First Street
Bellaire, Texas 77401

      Re: First Surgical Partners, Inc.
              Form 8-K
              Filed January 6, 2011
              Form 10-K for Fiscal Year Ended
              December 31, 2010
              Filed April 15, 2011
              File No. 000-52458

Dear Mr. Rotondo:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Pamela Howell
                            for

                            John Reynolds
                            Assistant Director